UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
Sonida Senior Living, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475203

(CUSIP Number)

Paul Dumaine
Conversant Capital LLC
25 Deforest Avenue
Summit, NJ 07901
908-466-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

February 1, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (A) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,449,955 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,449,955 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,449,955 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 5,026,574 shares of Common Stock, (ii) 1,139,759 shares of Common Stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, (iii) 968,538 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 315,084 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 8,177,846 outstanding shares of Common Stock on November 10, 2023, as provided under Form 10-Q filed by the Issuer with the Commission on November 14, 2023, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 3,350,878 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (B) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,303,081 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,303,081 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,303,081 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 1,131,670 shares of Common Stock, (ii) 73,783 shares of Common Stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, (iii) 62,712 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 34,916 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 8,177,846 outstanding shares of Common Stock on November 10, 2023, as provided under Form 10-Q filed by the Issuer with the Commission on November 14, 2023, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 3,350,878 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,753,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,753,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,753,036 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of (i) 6,158,244 shares of Common Stock, (ii) 1,213,542 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 8,177,846 outstanding shares of Common Stock on November 10, 2023, as provided under Form 10-Q filed by the Issuer with the Commission on November 14, 2023, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 3,350,878 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,753,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,753,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,753,036 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 6,158,244 shares of Common Stock, (ii) 1,213,542 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 8,177,846 outstanding shares of Common Stock on November 10, 2023, as provided under Form 10-Q filed by the Issuer with the Commission on November 14, 2023, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 3,350,878 shares of Common Stock issued pursuant to the Private Placement (as defined below).

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,753,036 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,753,036 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,753,036 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) Consists of (i) 6,158,244 shares of Common Stock, (ii) 1,213,542 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Common Stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 8,177,846 outstanding shares of Common Stock on November 10, 2023, as provided under Form 10-Q filed by the Issuer with the Commission on November 14, 2023, plus (ii) 1,213,542 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of Common Stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (v) 3,350,878 shares of Common Stock issued pursuant to the Private Placement (as defined below).

This amendment (this “Amendment No. 3”) further amends the Schedule 13D filed by the Reporting Persons on November 3, 2021 (the “Original Schedule 13D”) with respect to the Common Stock, par value $0.01 (the “Common Stock” or “Shares”) of Sonida Senior Living, Inc. (formerly Capital Senior Living Corporation) (the “Issuer”), as previously amended on June 29, 2023 (“Amendment No. 1”) and on November 6, 2023 (“Amendment No. 2”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D, as previously amended. The Original Schedule 13D, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth in Item 4 below of this Amendment regarding the acquisition shares of Common Stock in the first closing of the Private Placement is incorporated herein.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended by the addition of the following:

As disclosed on a Current Report on Form 8-K filed by the Issuer with the Commission on February 6, 2024 (“Issuer Private Placement  8-K”), the Conversant Investors, along with other investors, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which Investor A agreed to purchase 1,892,457 shares of Common Stock and Investor B agreed to purchase 1,265,438 shares of Common Stock in a private placement transaction (the “Private Placement”) pursuant to Section 4(a)(2) of the Securities Act of 1933, at a price of $9.50 per share.

The Private Placement is expected to occur in two closings. At the first closing, which was completed on February 1, 2024, the Company issued and sold 1,261,638 shares of Common Stock to Investor A and 843,625 shares of Common Stock to Investor B, along with additional shares to the other participating purchasers. The Conversant Investors paid for the shares of Common Stock acquired in the first closing of the Private Placement using a combination of their existing investment capital and by calling capital from its investors. At the second closing, which is anticipated to occur on or about March 22, 2024, the Issuer is expected to issue the remaining 630,819 shares of Common Stock to Investor A and 421,813 shares of Common Stock to Investor B, along with additional shares to the other participating purchasers. The second closing is subject to the Issuer’s stockholders approving an amendment to the Issuer’s Amended and Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock by an additional 15,000,000 shares (the “Stockholder Approval”) and other customary closing conditions.

The Securities Purchase Agreement provides that the Company will use its reasonable best efforts to obtain the Stockholder Approval at a meeting of the Company’s stockholders no later than April 30, 2024. The Conversant Investors and the other purchasers have agreed to vote all voting securities of the Issuer owned or controlled by them in favor of the Stockholder Approval. The Issuer committed to certain uses of capital raised in the Private Placement, as further explained in the Issuer Private Placement 8-K.

The Securities Purchase Agreement also provides that, as soon as reasonably practicable following the second closing of the Private Placement and no later than September 30, 2024, the Issuer will use its commercially reasonable efforts to prepare and file with the Commission a registration statement registering the resale, on a continuous or delayed basis pursuant to Rule 415 promulgated by the Commission, of the shares of Common Stock issued in the Private Placement.  The Securities Purchase Agreement contains customary representations, warranties, covenants and conditions for a transaction of this nature.

The description of the Securities Purchase Agreement and the Private Placement set forth herein and in Item 3 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement, which is filed as Exhibit 10.1 to the Issuer Private Placement 8-K.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D.

Item 5(c) is hereby amended and restated to read as follows:

(c) The disclosure set forth above in Item 4 of this Amendment regarding the acquisition of the shares of Common Stock in the first closing of the Private Placement is incorporated herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 of this Amendment regarding the Securities Purchase Agreement is incorporated herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
1.6
Securities Purchase Agreement, dated as of February 1, 2024, by and between Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP,  Conversant Dallas Parkway (B) LP, Silk Partners, LP, PF Investors, LLC, Solas Capital Partners, LP, Solas Capital Partners II, LP, Blackwell Partners LLC - Series A, and Paul J. Isaac (incorporated by reference herein to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on February 6, 2024).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 5, 2024

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT GP HOLDINGS LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

MICHAEL SIMANOVSKY

/s/ Paul Dumaine
Name: Paul Dumaine
Title: Attorney-in-fact for Michael J. Simanovsky